

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Adam K. Peterson
Co-Chairman, Co-Chief Executive Officer and Co-President
Yellowstone Acquisition Co.
1601 Dodge Street, Suite 330
Omaha, NE 68102

  Re: Yellowstone Acquisition Co.
    Preliminary Proxy Statement on Schedule 14A
    Response Dated January 6, 2022
    File No. 001-39648

Dear Mr. Peterson:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction